
07007340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELBOURNE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREAT ROAD, SUITE 304
(No. and Street)

ACTON (City) MA (State) 01720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SAUNDERS (978) 392-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

48 SOUTH FRANKLIN TURNPIKE (Address) RAMSEY (City) NJ (State) 07446 (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH. D.C.
199
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELBOURNE SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMMY LOUISE JUSTICE
Notary Public
Commonwealth of Massachusetts
My Commission Expires Mar 19, 2010

Michael C. Saunders
Signature

Principal
Title

Tammy Louise Justice
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHELBOURNE SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

SHELBOURNE SECURITIES LLC

TABLE OF CONTENTS

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Member
Shelbourne Securities LLC

We have audited the accompanying statement of financial condition of Shelbourne Securities LLC as of December 31, 2006 and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Shelbourne Securities LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, New York
March 29, 2007

SHELBOURNE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2006
ASSETS	
Cash	$ 728,995
Receivable from broker	9,632
Other assets	10,403
Total assets	$ 749,030
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 384,078
Due to related party	1,700
Total liabilities	385,778
Member's equity	363,252
Total Liabilities and Member's equity	$ 749,030

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2006
Revenue	
Private placement fees	$ 2,809,959
Commission income	203,895
Total revenue	3,013,854
Expenses	
Private placement transaction fees	2,538,545
Employee compensation and benefits	116,191
Rent	16,800
Professional fees	110,286
Telephone	1,396
Marketing	17,100
Regulatory fees	37,444
Miscellaneous	3,314
Total expenses	2,841,076
Net income	$ 172,778

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2006
Balance - January 1, 2006	$ 296,392
Distributions	(105,918)
Net income	172,778
Balance - December 31, 2006	$ 363,252

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2006
Cash flows from operations	
Net income	$ 172,778
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Increase in broker receivable	(1,632)
Increase in other assets	(7,857)
Increase in accounts payable and accrued expenses	370,701
Net cash provided by operating activities	533,990
Cash flows from investing activities	
Due from related party	1,700
Net cash provided by investing activities	1,700
Cash flows from financing activities	
Distributions	(105,918)
Net cash used in financing activities	(105,918)
Increase in cash	429,772
Cash - beginning of year	299,223
Cash - end of year	$ 728,995

See accompanying notes.

Note 1 - Organization and Business Activity

Shelbourne Securities LLC (the "Company"), was organized in June 2004 pursuant to the laws of the State of Delaware and is a wholly owned subsidiary of Shelbourne Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of March 1, 2005, the Company became a member of the NASD.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent

Use of Estimate in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The financial statements do not include a provision for income taxes because the partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax strategies.

Note 3 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006, the Company's net capital ratio was 1.12:1.0, and its net capital was $343,942 as compared with required net capital of $100,000.

Note 4 – Agreements with related parties

The Company entered into an expense sharing agreement in August 2004, effective January 2005 with Liberty Corner Cash Management LLC, a related party. The Company has requested Liberty Corner Cash Management LLC to make available certain properties and provide for performance of certain services to the Company. The term of this agreement was for one year commencing the effective date. This agreement was terminated as of June 30, 2006.

Note 4 – Agreements with related parties (continued)

The Company entered into a commercial sub-lease agreement with Roundstone Advisors, LLC, a related party, commencing on July 1, 2006 and terminating as of July 1, 2007. This will automatically renew each year for a one year period unless either party delivers notice to the other party of its intent not to renew the lease within 30 days of a renewal period. The Company shall pay monthly rent in the amount equal to $1,000.

Rent expense for the year ended December 31, 2006 amounted to $16,800.

The Company has a loan payable from a related party totaling $1,700 as of December 31, 2006. There are no payment terms associated with this loan.

Note 5 – Private Placement Transactions Agreement

During January 2006, the Company entered into an agreement with a duly licensed registered representative with the National Association of Securities dealers as a registered representative of the Company. He will develop private placement transactions on behalf of the Company. The Company shall pay the individual the following fees; ninety percent (90%) of the first $1,500,000 gross fees and/or commissions received by the Company in a calendar year in connection with this agreement. And ninety-five percent (95%) of all gross fees and/or commissions received by the Company in excess of $1,500,000 in any calendar year. For the year ended December 31, 2006, the Company paid the individual approximately $2.5 million.

Note 6 – Concentration of Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Private placement fees received during the year ended December 31, 2006 comprised approximately 93% of the Company's total revenue.

Private placement transaction fees paid out during the year ended December 31, 2006 comprised of 89% of the Company's total expenses.

*****

SHELBOURNE SECURITIES LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

	DECEMBER 31, 2006
Total member's equity	$ 363,252
Deductions and/or charges	
Non-allowable assets	19,310
Net capital before haircuts on securities positions	343,942
Haircuts on securities	-.-
Net capital	343,942
Less: Minimum capital requirements	100,000
Excess net capital	$ 243,942

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 384,078
Aggregate indebtedness	$ 384,078
Ratio of aggregate indebtedness to net capital	1.12:1.0

See independent auditor's report and accompanying notes.

SHELBOURNE SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SHELBOURNE SECURITIES LLC

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2005
Net capital - per FOCUS Report	$ 335,444
Audit adjustment to record a receivable from a related party	8,300
Audit adjustment to reverse a receivable	(15,794)
Audit adjustment to correct prepaid expenses	(10,624)
Audit adjustment to correct an accrual	15,500
Difference between nonallowable assets per the FOCUS Report and the audit report	11,116
Net capital - per audit report	$ 343,942

See independent auditor's report and accompanying notes.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Member
Shelbourne Securities LLC

In planning and performing our audit of the financial statements of Shelbourne Securities LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) an net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Shelbourne Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
March 29, 2007

END